

December 13, 2012

Via E-mail

Mr. Stephen Bruffett
Chief Financial Officer
Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, Michigan

> **Re:** **Con-way Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-05046**

Dear Mr. Bruffett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Critical Accounting Policies and Estimates

Defined Benefit Pension Plans, page 30

1. Reference is made to your discussion of the discount rate. You indicate that, holding all other factors constant, a 25% decrease (increase) in the discount rate would cause an increase (decrease) in the cumulative unrecognized actuarial loss of about $64 million. However, in view of the significance of the actual decrease in your discount rate assumption (from 5.55% to 4.65%), please expand your discussion to specifically address this fact and its financial statement impact in your fiscal 2012 Form 10-K.

Property, Plant and Equipment and Other Long-Lived Assets, page 32

2. We note the change made in the estimated salvage values for revenue equipment at Con-way Truckload. Consideration should be given, on an ongoing basis, to the disclosure requirements of ASC 250-10-50-4.

Signatures, page 79

3. In future filings, please revise the second signature block to have your principal executive officer, principal financial officer and controller sign in their individual capacities. Refer to General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sonia Bednarowski at 202-551-3666 or Lauren Nguyen at 202-551-3642 if you have questions regarding legal matters. You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief